Exhibit 99.1
Cash Donation
1.	Recipient : Pohang University of Science and Technology

2.	Appropriation amount (KRW) : 39,800,000,000

3.	Total Appropriation amount on this year (KRW) : 218,600,433,227

•	Appropriation amount (KRW 39,800,000,000) will be donated throughout 3 years starting this year.

•	POSCO has donated KRW 218,600,433,227 to In-house Fund for Employees’ Welfare, Community Chest of Korea, etc. during this year.